Brian R. Buckham
Senior Vice President and Chief Financial Officer
IDACORP, Inc.
Idaho Power Company
1221 W. Idaho Street
Boise, Idaho 83702-5627
August 25, 2022

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Purcell
Ms. Karina Dorin
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IDACORP, Inc. Idaho Power Company
Form 10-K for Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”)
Filed February 17, 2022
File No. 001-14465

Dear Mr. Purcell and Ms. Dorin:

We refer to the comment letter, dated August 12, 2022, from the staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission,” or “SEC”) concerning the IDACORP, Inc. (“IDACORP”) and Idaho Power Company (“Idaho Power,” together with IDACORP, the “Company”) filing referenced above. We have set forth below the text of the Staff's comment in full, followed by the Company's response to the Staff's comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 ESG Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG report.

RESPONSE: The information that the Company voluntarily included in the Company’s 2021 ESG Report (“2021 ESG Report”) is intended for a broader audience and is in many areas more detailed and topically expansive than the information required in SEC filings under existing Commission rules. The 2021 ESG Report includes extensive details about climate change-related information as well as the Company’s efforts and commitment to environmental and social responsibility that the Company believes may be of interest to a variety of stakeholders. The climate change-related information included in the Company’s 2021 ESG report is generally responsive to the inquiries or expectations of a wide range of stakeholders as determined through frequent stakeholder engagement with customers, investors, governmental and non-governmental organizations, employees, and community members. The Company relies on stakeholder engagement to determine what issues are most important to stakeholders both inside and outside the Company and conducts a materiality assessment for ESG initiatives and disclosures to determine the type of information that is appropriate for voluntary disclosure in the ESG report, as opposed to disclosures of material information required in SEC filings. This ESG topic assessment is broader than the Company’s assessment of “materiality” for purposes of mandatory securities law reporting.

The Company carefully considers the requirements applicable to each of its SEC filings, including the 2021 Form 10-K, and Commission guidance regarding those requirements to appropriately inform investors of material information in its SEC filings. For purposes of providing disclosures with respect to climate change-related matters in its SEC filings, the Company considered the Commission’s February 2010 Guidance Regarding Disclosure Related to Climate Change Release No. 33-9106 (“2010 Guidance”), and the Commission’s 2021 Sample Letter to Companies Regarding Climate Change Disclosures (“Sample Comment Letter”), and included information consistent with the existing rules, including Regulations S-K and S-X, the 2010 Guidance, and the Sample Comment Letter. The Company believes the 2021 Form 10-K adequately, and consistent with the existing rules, provides investors with the information that is material to the Company’s business, operations, strategy, and financial condition, including climate-related information and risks, such as in Part I, Item 1—Business, under the heading, “Environmental, Social, and Governance Initiatives,” beginning on page 16. Similarly, in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 5, 2022, under the heading, “Our Strategy and ESG Initiatives,” beginning on page 3, the Company included information on the Company’s assessment of ESG initiatives and efforts in this regard, including climate change-related items, and provided investors with details on how to access the Company’s additional ESG reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2. We note your disclosures on pages 10-11 of your 2021 ESG Report regarding steps taken and planned steps on your path to 100% clean energy by 2045. We also note your disclosures on page 17 of your Form 10-K regarding your proactive measures to address risks associated with climate change. Revise your disclosure to more specifically identify any material past and/or future capital expenditures for climate-related projects or tell us why this type of disclosure is not necessary. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

RESPONSE: In response to the Staff’s comment, we respectfully note that in its 2021 Form 10-K, Part II, Item 7 – Liquidity and Capital Resources, under the heading “Capital Requirements,” on pages 55-56, the Company discloses projected capital expenditures for the following five years. The disclosure includes all of the infrastructure projects planned for the next five years that are referred to in the 2021 ESG Report as steps toward Idaho Power’s goal of clean energy by 2045, such as renewable energy resource additions and the Boardman-to-Hemingway and Gateway West transmission projects. While Idaho Power’s clean energy goal is important to the Company and to many of its stakeholders, pursuant to Idaho Public Utilities Commission (“IPUC”) mandate, all infrastructure project and resource needs are evaluated based on electric power reliability and cost to customers pursuant to a robust integrated resource planning process (“IRP”) described in the 2021 Form 10-K, and thus the pursuit of the Company’s clean energy goal must also meet the mandatory reliability and customer cost requirements.

All capital expenditures that may relate to climate-related projects and that are material for SEC reporting purposes, including both past and expected future expenditures in connection with the IRP timeline included on pages 10-11 of the 2021 ESG Report, are, in our view, described in appropriate detail in the 2021 Form 10-K, including without limitation in Part I, Item 1 – Business, under the heading “Environmental Regulation and Costs,” on page 18, and in Part II, Item 7 - Liquidity and Capital Resources, under the heading “Capital Requirements,” on pages 55-57. For example, the Company’s 2021 Form 10-K discloses on page 56 that Idaho Power expects it could invest over $400 million in capital expenditures from 2022 through 2025 for clean energy and capacity resource additions to help meet projected deficits, and on page 57 the Company discloses that it expects to spend approximately $380 million over the next five years for Idaho Power's share of estimated costs on the Boardman-to-Hemingway transmission project and a total of between $250 million and $450 million for its share of the Gateway West transmission project. Further, on page 65 the Company discloses that Idaho Power expects to spend roughly $35 million in incremental wildfire mitigation system-hardening capital expenditures over a five-year period. The Company also discloses expected capital expenses and other operations and maintenance expenses (“O&M”) associated with environmental compliance in 2022, and for 2023-2024, primarily in Part I, Item 1 – Business, under the heading “Environmental Regulation and Costs,” on page 18.

The Company also disclosed many ESG initiatives related to climate change adaptation aimed at proactively addressing risks associated with climate change for illustrative purposes in its 2021 Form 10-K on page 17. As noted in the paragraphs above, any material capital expenditures for climate-related projects are, in our view, described in appropriate detail in the 2021 Form 10-K. The climate change adaptation activities identified by Idaho Power that were recorded as O&M were less than one percent of total O&M during each of the annual periods in 2021, 2020, and 2019. Also, the 2021 10-K, in Part II, Item 7 - Regulatory Matters section under the heading, “Wildfire Mitigation Cost Recovery,” includes disclosure of the IPUC’s authorization in 2021 of the deferral of Idaho Power’s projected spending of approximately $47 million in incremental wildfire mitigation-related O&M over a five-year period.

When considering the appropriate scope of disclosure in its SEC filings, management analyzes multiple climate change-related risks and mitigation efforts, taking into account previous and forecasted expenditures associated with environmental compliance requirements, capital expenditures and O&M expenses, and investments in infrastructure, among other things. The Company will continue to assess the materiality of such expenditures and projects and provide management’s discussion and analysis of the impacts of such costs on the Company’s financial condition and results of operations, including if applicable, any portion that can be associated to climate change risks, if material. If the Company’s expenditures specific to climate change-related initiatives become material in future periods, the Company will disclose additional detail regarding such expenditures and, if quantifiable, provide the amounts spent, or anticipated to be spent, or allocated to such projects.

3. Disclosure on page 32 states that you have “seen a rise in certain stakeholders, such as investors, customers, employees, and lenders placing increasing importance on the impact and social cost of their investments.” Please revise this disclosure to more clearly address the consequences of reputational risks resulting from your operations that produce greenhouse gas emissions.

RESPONSE: The Company has robust enterprise risk management processes in place to identify and mitigate material risks and uncertainties such as the reputational risks resulting from its operations that produce greenhouse gas (“GHG”) emissions. Through its risk assessment and disclosure controls processes, the Company has identified and noted in the 2021 Form 10-K, Part I, Item IA - Risk Factors, on page 32, the risks associated with changing stakeholder expectations with respect to GHG emission reductions. The Company considers for each SEC reporting period whether such risks have significantly increased or related events have occurred during the period for purposes of determining whether to enhance the description of the risk or to report an event. To date, the reputational risks associated with operations that produce GHG emissions have not caused material consequences to the Company and the risks remain as described in the 2021 Form 10-K. The Company engages frequently in a variety of forums with investors, lenders, and others who express interest in climate change matters, and most have generally been supportive of the Company’s initiatives, and in particular its 100% clean energy by 2045 goal and its current resource procurement strategy and phase-out of coal-fired generation in the relative near-term. Lenders have not expressed any material concerns with the Company’s access to capital based on the reputational risk associated with Idaho Power being an emitter of GHG emissions. However, to the extent that in future periods there are direct or indirect consequences of such reputational risks resulting from operations that produce GHG emissions that are material to the Company’s business, financial condition, or results of operations, the Company will provide appropriate disclosure of the consequences of those risks.

4. We note your disclosure on page 25 regarding the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
• quantification of material weather-related damages to your property or operations; and
• any weather-related impacts on the cost or availability of insurance.
Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and, as applicable, explain whether changes are expected in future periods.

RESPONSE: As of the date of this letter, Idaho Power has not experienced physical effects of climate change that have had material impacts on its operations or financial results, except as disclosed in its 2021 Form 10-K. Idaho Power’s service area is predominantly a high desert region not generally prone to natural disasters or abnormally extreme weather events. The primary adverse physical effects of climate change on the Company’s business include variability in hydropower generating conditions and wildfires, which are risks the Company has faced since inception. As discussed in the 2021 Form 10-K, Note 11 to the Company’s financial statements - Contingencies, on page 116, the Company may become subject to claims for damages relating to wildfires. Further, Idaho Power’s risk management group tracks individual damage and loss events that equal or exceed the $2.5 million deductible under Idaho Power’s property insurance coverage. In 2021, 2020, and 2019, there were no weather-related damage or loss events that exceeded the $2.5 million deductible.

The Company discusses in its 2021 Form 10-K, in Part I, Item IA - Risk Factors, on pages 25 and 28, the potential impacts that the physical effects of climate change could have on the Company’s ability to generate hydropower, and noted that during 2020 and 2021, 54 percent and 48 percent, respectively, of Idaho Power’s electric power from Idaho Power-owned generation was from hydropower facilities. Also, in Part II, Item 7 - Regulatory Matters section under the heading, “Wildfire Mitigation Cost Recovery,” includes disclosure of the IPUC’s authorization in 2021 of the deferral of Idaho Power’s projected spending of approximately $47 million in incremental wildfire mitigation-related O&M and roughly $35 million in wildfire mitigation system-hardening capital incremental expenditures over a five-year period. Increases in property and excess liability insurance costs are included in the incremental wildfire mitigation-related O&M authorized by the IPUC for deferral. While the Company has seen an increase in property and excess liability insurance premiums in the past few years, property and excess liability insurance premiums made up 3 percent or less of the Company’s O&M for the annual periods 2021, 2020, and 2019, before any regulatory deferral. In all periods for which financial statements are presented in the 2021 Form 10-K, the Company has been able to obtain its desired level of property and excess liability insurance in accordance with its risk management policies.

To the extent physical effects of climate change, including any weather-related damages or weather-related impacts on the cost or availability of insurance, are material to the Company’s operations and results in the future, the Company will provide appropriate disclosure in accordance with applicable reporting requirements regarding such effects.

5. You provide disclosure on page 69 regarding compliance with current and future environmental laws and regulations. Please quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and tell us whether increased amounts are expected to be incurred in future periods.

RESPONSE: In response to the Staff’s comment, we respectfully note that as noted in response to Comment 2 above, the Company discloses its projected capital and O&M environmental expenditures in the 2021 Form 10-K, Part I, Item 1 – Business, under the heading “Environmental Regulation and Costs,” on page 18. In reporting its costs for compliance with environmental laws and regulations, the Company does not track or separate out expenditures that relate specifically to climate change, but instead reports the projected costs of environmental compliance as a whole, per the requirements of Regulation S-K Item 103.

Idaho Power’s compliance with current and future environmental laws and regulations related to climate change is addressed on pages 73-74 of the 2021 Form 10-K, in Part II, Item 7 - Environmental Matters, under the heading

“Climate Change and the Regulation of Greenhouse Gas Emissions.” These disclosures provide that while the cost of complying with climate change-related laws and regulations could increase in the future, the Company has not experienced material costs to date that are distinguishable as such from the general costs of compliance with environmental regulations. To the extent Idaho Power incurs increased compliance costs that can be identified as specific to climate change that are material in future years, it will provide appropriate disclosure regarding such costs.

6. We note your disclosure on page 68 regarding sales of renewable energy credits. Tell us how you considered providing disclosure about the purchase of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

RESPONSE: The Company receives renewable energy certificates (“RECs”) as part of its ordinary course of business but does not purchase RECs, carbon credits, or offsets in material amounts. Pursuant to IPUC order, Idaho Power sells its near-term RECs and returns to customers their share (shared 95 percent with customers in the Idaho jurisdiction) of those proceeds through its power cost adjustment mechanism as described in its 2021 Form 10-K, Part II, Item 7 - Regulatory Matters, under the heading “Renewable Energy Standards and Contracts,” on page 68. The Company receives RECs from its power purchases under purchase power agreements with owners of renewable energy resources. The Company also acquires an immaterial quantity of RECs as a pass-through agent on behalf of retail customers who participate in the Company's voluntary green power program. Additionally, the Company generates RECs from hydroelectric facilities that generate power that qualifies as renewable energy in certain jurisdictions.

The Company also purchases carbon allowances to facilitate its participation in the energy imbalance market in the Western U.S., and receives sulfur dioxide emission allowances (“EAs”) from the U.S. Environmental Protection Agency based on coal usage during baseline years. The Company is not charged for the EAs and does not record a cost for their acquisition.

As of the date of this letter, the total amounts paid by the Company for carbon allowances and RECs were not material to the business, financial condition, and results of operations for any historical periods and are not expected to be material in foreseeable future periods. The total amounts paid for carbon allowances and RECs were below $1 million during each of the annual periods in 2021, 2020, and 2019.

To the extent purchases of carbon allowances, carbon credits, carbon offsets, or RECs are material in future years, the Company will provide appropriate disclosure regarding such purchases.

*****

If you have any questions or comments concerning the foregoing response, please feel free to contact me at (208) 388-2390.
Very truly yours,

/s/ Brian R. Buckham

Brian R. Buckham
Senior Vice President and Chief Financial Officer

cc:
Lisa A. Grow, President and Chief Executive Officer
Patrick A. Harrington, Esq., Vice President, General Counsel and Corporate Secretary
Cheryl W. Thompson, Esq., Lead Counsel and Deputy Corporate Secretary
IDACORP, Inc. and Idaho Power Company

Audit Committee of the Board of Directors
IDACORP, Inc. and Idaho Power Company